Hilltop Securities Holdings LLC

1201 Elm Street, Suite 3500

Dallas, Texas 75270

January 2, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:                             SWS Group, Inc.

Request for Withdrawal

Registration Statement on Form S-3 (333-171000)

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Hilltop Securities Holdings LLC (“Hilltop Securities”), as successor to SWS Group, Inc. (“SWS”) hereby requests that the U.S. Securities and Exchange Commission  (the “Commission”) withdraw, effective as of the date hereof or at the earliest practicable date hereafter, the Registration Statement on Form S-3, including all exhibits thereto (File No. 333-171000), that was initially filed by SWS with the Commission on December 6, 2010 (the “Registration Statement”).

On January 1, 2015, pursuant to the Agreement and Plan of Merger, dated as of March 31, 2014, by and among SWS, Hilltop Holdings Inc., a Maryland corporation (“Hilltop”), and Hilltop Securities (formerly known as Peruna LLC), a Delaware limited liability company and a direct wholly-owned subsidiary of Hilltop, SWS was merged with and into Hilltop Securities (the “Merger”), with Hilltop Securities as the surviving company in the Merger.  SWS has not sold, and will not sell, any securities under the Registration Statement.

If you have any questions or comments or require further information, please do not hesitate to call or email Corey G. Prestidge, Vice President and Secretary of Hilltop Securities Holdings LLC, at 214-855-2181 or cprestidge@hilltop-holdings.com.  Thank you for your assistance in this matter.

Regards,

Hilltop Securities Holding LLC,
as successor to SWS Group, Inc.

By: Hilltop Holdings Inc., its sole member

By:	/s/ COREY G. PRESTIDGE
Name:	Corey G. Prestidge
Title:	Executive Vice President, General Counsel and Secretary